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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          Quicksilver Resources Inc.
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                               (Name of Issuer)

                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)


                                  74837R-10-4
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                                (CUSIP Number)

Bill Lamkin, 1619 Pennsylvania Avenue, Fort Worth, Texas 76104 (817) 877-3151
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 15, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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  CUSIP NO. 74837R-10-4                                   PAGE  1 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anne Darden Self
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          467,373
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             13,450
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          467,373
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,450
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      480,823
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Schedule 13D

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the common stock, $0.01 par value ("Common Stock"), of Quicksilver Resources Inc.
                  ("Quicksilver"). Quicksilver is a Delaware corporation and the address of its principal executive offices is:

                            1619 Pennsylvania Avenue
                             Fort Worth, Texas 76104

Item 2.           Identity and Background.

                  (a)      Name:

                           Anne Darden Self

                  (b)      Residence or Business address:

                           1619 Pennsylvania Avenue
                           Fort Worth, Texas 76104

                  (c) Present Principal Occupation or Employment and the Name, Principal Business and Address where Employment
                           Occurs:

                           Vice-president of Human Resources for Mercury Exploration Company, Director of Quicksilver Resources Inc., 1619 Pennsylvania Avenue, Fort Worth, Texas 76104.

                  (d)      Involvement in Certain Legal Proceedings:

                           Ms. Self has not been convicted in a criminal proceeding during the previous five years. Ms. Self has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

                  (e)      Citizenship:

                           Ms. Self is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Ms. Self is an officer, director and shareholder of Mercury Exploration Company ("Mercury"), which, on July 15, 1999, purchased 1,340,405 shares of Quicksilver Common Stock from Trust Company of the West. All of the shares were purchased with working capital for total price of $10,897,493.

Item 4.           Purpose of Transaction.

                  Mercury purchased 1,340,405 shares of Quicksilver Common Stock for investment purposes.

Item 5.           Interest in Securities of the Issuer.

                  Ms. Self is the beneficial owner of 467,373 shares of Quicksilver's Common Stock (or approximately 2.6% of its outstanding shares), including the shares exercisable under the warrants described below. Ms. Self holds the sole power to vote and dispose of these shares.

                  Ms. Self is also the co-trustee of five trusts for the benefit of her nieces and nephews, which own 13,450 shares of Quicksilver Common Stock. She shares the power to vote and dispose of such shares with her brothers Glenn and Thomas Darden.

                  Ms. Self is an officer, director, and shareholder of Mercury Exploration Company ("Mercury") which owns 5,808,927 shares of Quicksilver's Common Stock, including 594,000 shares of Common Stock pursuant to warrants. Ms. Self shares the power to vote and to dispose of these shares as a director and officer of Mercury. Ms. Self disclaims beneficial ownership of the 5,808,927 shares of Quicksilver Common Stock owned by Mercury, except to the extent of her pecuniary interest in them arising from her ownership interest as a shareholder of Mercury.

                  Ms. Self is a member of Quicksilver Energy, L.C. ("QELC") which owns 3,030,861 shares of Quicksilver Common Stock. Ms. Self shares the power to vote and dispose of these shares as a member of QELC. Ms. Self disclaims beneficial ownership of the 3,030,861 shares of Quicksilver Common Stock owned by QELC, except to the extent of her pecuniary interest in them arising from her ownership interest as a member of QELC.

                  Ms. Self also holds warrants to purchase 110,000 shares of Quicksilver Common Stock, which can be exercised prior to March 31, 2002, subject to the Agreement Regarding Warrants described below.

                  Together, Ms. Self's shares, the trusts' shares, Mercury's shares, QELC's shares and the warrants for Quicksilver Common Stock represent 50.2% of the total issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  AGREEMENT AMONG STOCKHOLDERS

                  Quicksilver, Mercury, Quicksilver Energy , L.C. ("QELC"), the Darden Family, and Joint Energy Development Investments Limited Partnership ("JEDI"), are parties to an Agreement Among Stockholders, dated October 15, 1999 (the "Stockholders Agreement").

                  Under the Stockholders Agreement, JEDI, so long as it is a holder of Quicksilver Common Stock, has the right to elect a number of members of the Board of Directors of Quicksilver representing a percentage of the entire Board of Directors as close as possible to the percentage of outstanding shares of Quicksilver Common Stock held by JEDI, but in no case less than one. In calculating the percentage of outstanding shares of Common Stock held by JEDI, the number of shares held by JEDI used in the calculation will not exceed 1,340,405.

                  In addition, each of Mercury and QELC have an obligation to provide JEDI with a proportionate right to join in any transfers of shares of Quicksilver Common Stock by Mercury or QELC, excluding 1,340,405 shares owned by Mercury.

                  AGREEMENT REGARDING WARRANTS

                  Mercury and the Darden Family also entered into an agreement regarding warrants with JEDI. Mercury and the Darden Family have agreed that they will not exercise their warrants to purchase Quicksilver Common Stock at $12.50 until either (1) the market value of JEDI's Quicksilver Common Stock exceeds $20,995,200; (2) JEDI no longer owns any Quicksilver Common Stock; or (3) JEDI consents to the exercise in writing.

                  LOCK-UP AGREEMENT

                  Ms. Self is a party to a Lock-Up Agreement entered into in connection with a recent public offering of Common Stock which restricts her disposition of her shares of Quicksilver Common Stock for a period of 180 days following November 16, 1999.


Item 7.           Material to be Filed as Exhibits.

         - Agreement Among Stockholders, dated October 15, 1999, by and among Quicksilver Resources Inc., Mercury Exploration Company, Quicksilver Energy, L.C., Frank Darden, Thomas F. Darden, Glenn M. Darden, Anne Darden Self, and Joint Energy Development Investments Limited Partnership.

         - Agreement Regarding Warrants, dated September 1, 1998, by and among Quicksilver Resources Inc., Mercury Exploration Company, Frank Darden, Thomas F. Darden,

                  Glenn M. Darden, Anne Darden Self, Joint Energy Development Investments Limited Partnership and Trust Company of the West (as filed as Exhibit 10.13 to Quicksilver's Registration Statement on Form S-4 (SEC File No. 333-66709) and incorporated hereby by reference).

         - Lock-Up Agreement dated October 7, 1999, among Anne Darden Self and Bear, Stearns & Company, Inc., Dain Rauscher Wessels, and Morgan Keegan & Company, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 21, 2000
                                               Date:____________________________


                                                   /s/ ANNE DARDEN SELF
                                               By:______________________________
                                                    Anne Darden Self

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